File No. 812-13968

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of:	X
Northern Trust Investments, Inc.;	:
FlexShares Trust; and	:
Foreside Fund Services, LLC	X

Third Amended and Restated Application for an Order to Amend a Prior Order under (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) Sections 6(c) and 17(b) of the Act for an exemption from Section 17(a) of the Act; and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act.

Please send all communications to:

Peter K. Ewing Craig R. Carberry, Esq. Northern Trust Investments, Inc. 50 S. LaSalle Street Chicago, IL 60603	Foreside Fund Services, LLC 3 Canal Plaza, Suite 100 Portland, ME 04101

Diana E. McCarthy, Esq. Veena K. Jain, Esq. Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, Pennsylvania 19103-6996

Page 1 of 44 Pages, including Exhibits Exhibit Index appears on Page 38

As filed with the Securities and Exchange Commission on October 9, 2012

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I.	INTRODUCTION

In this third amended application (the “Application”), the undersigned applicants, Northern Trust Investments, Inc. (“NTI” or the “Adviser”), Foreside Fund Services, LLC (“Foreside” ) and FlexShares Trust (the “Trust” and, collectively with the Adviser and Foreside, the “Applicants”)1 apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend a prior order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Prior Order”).2

The Prior Order permitted, among other things: (a) series of certain open-end management investment companies (each a “Fund,” collectively, the “Funds”) to issue shares (“Shares”) with limited redeemability that can be traded in the secondary market at market prices; (b) secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”); (c) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and (d) certain affiliated persons of the Funds to deposit securities into, and receive securities

[1]

All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application. As used herein, “Trust” shall also include any other open-end series management investment company registered under the Act and advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser that complies with the terms and conditions of this Application.

[2]

Applicants previously submitted an application with the Commission (File No. 812-13773) on Aug. 22, 2011 (the “Prior Application”), requesting relief with respect to the offering of certain exchange-traded funds based on specified indexes. The Prior Application was noticed in Release No. IC-29752 dated August 10, 2011 and the Prior Order granting the relief requested was contained in Release No. IC-29782 dated September 6, 2011.

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from, the Funds in connection with the purchase and redemption of aggregations of Shares of such Funds (“Creation Units”). The Funds seek to track the performance of equity and/or fixed income securities indexes developed by third parties that are not “affiliated persons” (as such term is defined in Section 2(a)(3) of the Act), or affiliated persons of affiliated persons, of the Trust, the Adviser, any sub-adviser to a Fund, the Distributor (as defined below) or a promoter of a Fund.

The Prior Order also (i) permitted registered management investment companies and unit investment trusts that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Trust, to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act, (ii) permitted each Fund, the Distributor and any Broker to sell Shares to an Investing Fund beyond the limits of Section 12(d)(1)(B) and (iii) granted relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, an Investing Fund that owns 5% or more of the Shares of such Fund.

The Prior Order provides that no entity that creates, compiles, sponsors or maintains an underlying index is, or will be, an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, the Adviser, the Distributor, promoter or any sub-adviser to a Fund. Applicants seek an Order to offer certain open-end management investment companies (each a “Self Indexing Fund”) based on equity and/or fixed income securities indexes for which the Adviser3 or an affiliated person, as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, the Adviser, the Distributor, promoter, or any sub-adviser to the fund (each, other than the Adviser, an “Affiliated Person”) is an index provider.

[3]	The term “Adviser” includes Northern Trust Investments, Inc. (“NTI”) or any entity controlling, controlled by or under common control with NTI.

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Applicants also seek to amend the Prior Application to revise the discussion of the purchase and redemption of creation units, as described below.

Applicants request that the Order apply to any Self Indexing Funds, including Self Indexing Funds offered in the future that are advised by the Adviser and operate pursuant to the terms and conditions of the Prior Order, as amended by this Application. Applicants also request that the Order extend the relief permitting (i) registered management investment companies and unit investment trusts that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Trust, to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act; and (ii) each Fund, the Distributor and any Broker to sell Shares to an Investing Fund beyond the limits of Section 12(d)(1)(B) to apply to the extent necessary to Self Indexing Funds.

The requested relief is substantially similar to the prior relief granted by the Commission to the exchange-traded funds (“ETFs”) issued by the WisdomTree Trust4 (“WisdomTree Trust”), IndexIQ ETF Trust5 (“IndexIQ”) and MarketVectors ETF Trust6 (“Market Vectors”).

Except as specifically noted herein, all representations and conditions contained in the Prior Application relating to the operation of the Funds are equally applicable to any Self Indexing Funds. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and

[4]	WisdomTree Investments Inc., et al., Investment Company Act Rel. Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order) (“WisdomTree Order”).
[5]	IndexIQ ETF Trust, et al., Investment Company Act Rel. Nos. 28638 (Feb. 27, 2009) (notice) and 28653 (Mar. 20, 2009) (order) (“IndexIQ Order”).
[6]	Van Eck Associates Corporation, et al., Investment Company Act Rel. Nos. 29459 (Oct. 7, 2010) (notice) and 29496 (Nov. 3, 2010) (order) (“Van Eck Order”).

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consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Self Indexing Fund; and that the proposed transactions are consistent with the general purposes of the Act, and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	BACKGROUND

A.	THE APPLICANTS.

The Trust – The Trust is a statutory trust organized under the laws of the State of Maryland and is registered under the Act as a series open-end management investment company. The Trust currently consists of five Funds. Each Fund and each Self Indexing Fund has or will have a distinct investment objective to track a particular index and will utilize either a replication or representative sampling strategy which will be disclosed in its Prospectus. The Trust is managed by a board of trustees (the “Board”).

The Adviser – NTI is the investment adviser to the Trust. NTI is an Illinois State Banking Corporation, with its principal office located in Chicago, Illinois. It is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended

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(the “Advisers Act”). Any Adviser to a Self-Indexing Fund will be registered as an investment adviser under the Advisers Act. NTI is an indirect subsidiary of Northern Trust Corporation. The Adviser may retain sub-advisers (“Sub-Advisers”) to manage the assets of one or more of the Self Indexing Funds for which it is the investment adviser. Any Sub-Adviser to a Self Indexing Fund will be registered or not subject to registration as an investment adviser under the Advisers Act.

The Distributor – The Trust will enter into a distribution agreement with one or more distributors (each, a “Distributor”). The Distributor for the initial Self-Indexing Fund is expected to be Foreside Fund Services, LLC, a Delaware limited liability company, with its principal office and place of business at 3 Canal Plaza, Suite 100, Portland, Maine 04101. Foreside is, and each Distributor for any Self-Indexing Fund will be, a Broker and will act as distributor and principal underwriter of one more of the Self Indexing Funds. Each Distributor will distribute the Creation Units on an agency basis. The Distributor will comply with the terms and conditions of this Application.7 The Distributor of any Self-Indexing Fund may be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Adviser or any Sub-Adviser.

B.	THE SELF INDEXING FUNDS.

The Self Indexing Funds will operate in a manner identical to that of the Funds that were the subject of the Prior Order, except as described in this Application.

[7]	Applicants request that the Order also apply to any Distributor to the Self Indexing Funds for so long as the Distributor continues to comply with the terms and conditions of this Application.

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C.	THE UNDERLYING INDEXES AND LICENSING ARRANGEMENTS.

Each underlying index for a Self Indexing Fund (each an “Underlying Index”) will be a rules-based index comprised solely of equity and/or fixed income securities issued by U.S. and/or non-U.S. issuers (including but not limited to depositary receipts). The Adviser, or an Affiliated Person, in its capacity as the index provider of an Underlying Index (the “Index Provider”)8, will create and/or own a proprietary, rules based methodology (“Rules-Based Process”) to create indexes for use by the Self Indexing Funds and other investors.9 The Underlying Indexes will be “transparent,” meaning that (i) both the Rules-Based Process and the composition of each Underlying Index will be freely available to the public, (ii) any change to the Rules-Based Process will be announced at least sixty (60) days prior to becoming effective, (iii) any changes to constituents of and weightings of each Underlying Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date (as both such terms are defined below) and (iv) all such changes will be made freely available to the public. The Adviser, if it is the Index Provider, will be the owner of the Underlying Indexes and all related intellectual property or the Adviser will enter into a license agreement with any Affiliated Person who is an Index Provider for the use of the Underlying Indexes and related intellectual property

[8]	It is currently contemplated that the Adviser will be the Index Provider.
[9]

The Underlying Indexes may be made available to registered investment companies, as well as separately-managed accounts of institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c)(1) or 3(c)(7) of the Act and other pooled investment vehicles for which the Adviser acts as adviser or subadviser (“Affiliated Accounts”) as well as other such registered investment companies, separately managed accounts, privately offered funds and other pooled investment vehicles for which it does not act either as adviser or subadviser (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Self Indexing Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such Underlying Index(es) or a representative sample of such constituents of the Underlying Index. To the extent prohibited by Section 17(a) of the Act and consistent with the relief requested from Section 17(a) herein, the Affiliated Accounts will not engage in Creation Unit transactions with a Self Indexing Fund.

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in connection with the Trust and Self Indexing Funds. In either case, the Adviser will provide the Underlying Indexes and related intellectual property at no cost to the Trust and the Self Indexing Funds.

D.	THE NEED FOR EXEMPTIVE RELIEF

Applicants believe that each Self Indexing Fund’s investment strategy of tracking its Underlying Index fits squarely within the scope of the relief previously granted in the Prior Order except that the Self Indexing Funds will seek to track Underlying Indexes that will be provided by the Index Provider, who will be the Adviser or an Affiliated Person. Indeed, Applicants submit that, were the Index Provider not the Adviser or an Affiliated Person, (i) each Self Indexing Fund’s use of its Underlying Index would be indistinguishable from the use of existing equity and/or fixed income indexes by other ETFs, including the Funds, and (ii) the Index Provider would be viewed no differently than the existing index providers who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including ETFs. Applicants assert that the structure of the Self Indexing Funds will be virtually identical to that of the ETFs issued by WisdomTree Trust, IndexIQ and Van Eck, and, but for the presence of the Index Provider, the existing Funds. Applicants further submit that the operation of the Self Indexing Funds and the Self Indexing Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.

Applicants contend that the potential conflicts of interest arising from the fact that the Index Provider will be the Adviser or an Affiliated Person are not actual concerns, and will not have any impact on the operation of the Self Indexing Funds, because the Underlying Indexes will maintain transparency. The Self Indexing Funds’ portfolios will be transparent and the Adviser, any Affiliated Person who is an Index Provider, any Sub-Adviser and the Self Indexing Funds each will adopt policies and procedures to address any potential conflicts of interest.

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Among other things, the policies and procedures will be designed to limit or prohibit communication with respect to issues/information related to the maintenance, calculation and reconstitution of the Underlying Indexes between (i) Index Personnel (as defined below)10 and (ii) personnel who have responsibility for the management of the Self Indexing Funds or any Affiliated Accounts. These policies and procedures are sometimes referred to herein as “Firewalls.” The employees who have responsibility for the Underlying Indexes and Rules-Based Process are referred to herein as “Index Personnel.”

Applicants assert that the Underlying Indexes will be as transparent as other indexes used by existing affiliated index-based ETFs (e.g., Wisdom Tree Order). Like other indexes used by ETFs currently trading, the Underlying Indexes owned by the Index Provider will be created using a detailed Rules-Based Process that will be made publicly available. The Index Provider will publish in the public domain, including on its website and/or the Self Indexing Funds’ website (“Website”), the rules that govern the construction and maintenance of each of its Underlying Indexes. Applicants believe that this public disclosure will prevent the Adviser from possessing any advantage over other market participants by virtue of being the Index Provider or being affiliated with an Index Provider.

Like other index providers, the Index Provider will have the right to modify the Rules-Based Process in the future. The Rules-Based Process could be modified, for example, to reflect changes in the underlying market tracked by an Underlying Index, the way in which the Rules-Based

[10]	Index Personnel may be employees of the Adviser or an affiliate of the Adviser (“Adviser Affiliate”) or employees of an Affiliated Person who is an Index Provider, as the case may be.

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Process takes into account market events or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Index Provider has given (1) the Calculation Agent (defined below) reasonable prior written notice of such rule changes, and (2) the investing public at least sixty (60) days published notice that such changes will be implemented. The Index Personnel are solely responsible for the creation and development of the Rules-Based Process and determining the nature of modifications to the Rules-Based Process. In conjunction with the Firewalls discussed herein, these restrictions will prevent the Adviser, any Sub-Adviser or any person affiliated with it or any Self Indexing Fund, from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from the Underlying Index or from any Self Indexing Funds that track the Underlying Indexes. Applicants believe that by publicly disclosing the Rules-Based Process governing the construction and maintenance of the Underlying Indexes, and requiring significant advance publication of changes to the Rules-Based Process, the Underlying Indexes that will be owned by the Index Provider will be at least as transparent as other affiliated indexes underlying existing ETFs.

E.	POLICIES AND PROCEDURES TO GUARD AGAINST CONFLICTS OF INTEREST

The limitation in the Prior Order referred to above is based on concerns regarding conflicts of interest that could result if the Index Provider has one of the proscribed relationships with the Trust, the Adviser, any Sub-Adviser, Distributor or promoter of a Self Indexing Fund. These conflicts include the potential ability of an affiliated person to manipulate the Underlying Index to the benefit or detriment of the Self Indexing Fund, as well as conflicts that may arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Index’s composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated.

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Applicants do not believe the potential for conflicts of interest raised by the Adviser’s use of the Underlying Indexes in connection with the management of the Self Indexing Funds and any Affiliated Account will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the Underlying Indexes in connection with the management of the Self Indexing Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side by side management of ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. Furthermore, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the Underlying Indexes in connection with the management of the Self Indexing Funds and any Affiliated Account is substantially different from the potential for conflicts presented and addressed in the WisdomTree Order. The Adviser, and any Affiliated Person who is an Index Provider, will adopt and implement the policies and procedures that they believe will minimize or eliminate any potential conflicts of interest.

First, the Adviser will disclose the potential for conflicts to the Self Indexing Funds and their shareholders. Second, as discussed further herein, the Adviser, if it is the Index Provider, or any Affiliated Person who is an Index Provider, as the case may be, will adopt Firewalls designed to prevent the dissemination and improper use of non-public information about changes to the constituents of each Underlying Index (“Underlying Index Constituents”) and the Rules-Based Process. In addition, the Adviser and any Sub-Adviser has adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent

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violations of the Advisers Act and the rules thereunder. These include policies and procedures designed to minimize potential conflicts of interest among the Self Indexing Funds and any Affiliated Account, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Self Indexing Funds, as well as those of any Affiliated Account, as index funds, minimizes the potential for conflicts as the investment strategies of each Self Indexing Fund and any Affiliated Account will be constrained by its objective to track the performance of its Underlying Index. Neither the Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Underlying Index of any Self Indexing Fund or Affiliated Account. In fact, the Applicants believe that any material outperformance or underperformance would be viewed negatively by investors in the Self Indexing Funds or Affiliated Accounts.

To the extent the Self Indexing Funds transact with an Adviser Affiliate or affiliated persons of any Sub-Adviser (“Sub-Adviser Affiliates”), such transactions will comply with the Act, the rules thereunder and the terms and conditions of the Order. Subject to the approval of the Self Indexing Funds’ Board, the Adviser, an Adviser Affiliate, any Sub-Adviser and/or any Sub-Adviser Affiliates may be authorized to provide custody, fund accounting and administration and transfer agency services to, or act as securities lending agent for, the Self Indexing Funds. Any services provided by the Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.

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F.	INDEX PROVIDER AND CALCULATION AGENT

1.	General

As owner of the Underlying Indexes, the Index Provider will enter into an agreement (“Calculation Agent Agreement”) with a third party to act as “Calculation Agent.” The Calculation Agent is not, and will not be, an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Self Indexing Funds, the Adviser, any Sub-Adviser, any promoter or the Distributor. Pursuant to the terms of the Calculation Agent Agreement, the Index Provider will initially apply the Rules-Based Process to the universe of equity and/or fixed income securities and will determine the number, type and weight of Underlying Index Constituents that will comprise each Underlying Index and will perform all calculations necessary to determine the proper make-up of each such Underlying Index. Thereafter, (i) the Calculation Agent will be solely responsible for the calculation and maintenance of each Underlying Index, as well as the dissemination of the values of each Underlying Index, and (ii) the Index Provider will be solely responsible for performing the reconstitution updates and rebalance updates for each Underlying Index on the relevant Reconstitution Dates and Rebalance Dates (each as defined below).11

The Calculation Agent will disseminate Underlying Index information through one or more unaffiliated third party data providers, which are available to subscribers. Underlying Index values on a total return basis will be disseminated on an end-of-day basis through such unaffiliated third party data provider(s). The “price index values”12 of each Underlying Index

[11]	The Index Provider will reserve the right to modify the Rules-Based Process in the future.
[12]

A “price index value” reflects only price appreciation (or depreciation) of the constituent securities, whereas “total return index value” reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends.

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will be calculated by the Calculation Agent and disseminated in accordance with the rules of the Exchange.13 Information about each Underlying Index, including data on Underlying Index Constituents and weightings, will be available on the Website, as well as a description of the Rules-Based Process applicable to such Underlying Index (“Rule Book”). The Index Personnel will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation and dissemination functions in accordance with the Rules-Based Process. The Index Personnel will not have any responsibility for management of the Self Indexing Funds.

2.	Component and Weighting Changes

In accordance with the Rules-Based Process, the Index Personnel will provide data to the Calculation Agent, who will update each Underlying Index on at least an annual basis (and in some cases on a more frequent periodic basis) to add or delete individual Underlying Index Constituents that have been selected or deleted pursuant to the Rules-Based Process after the close of trading on the date(s) provided for in the relevant Rule Book (each such date a “Reconstitution Date”)14 and to rebalance the Underlying Index Constituents from time to time, as described in the relevant Rule Book (each such occurrence a “Rebalance Date”). The Index

[13]

NYSE Arca, Inc. rules generally require current index values for U.S indices to be widely disseminated by one or more major market data vendors at least every 15 seconds during the core trading session and for international or global indices to be widely disseminated by one or more major market data vendors at least every 60 seconds during the core trading session. In addition, the NYSE Arca, Inc. rules generally require the value of the index to be calculated and disseminated to the public at least once per business day; provided that, if the securities representing at least half the value of the index are securities of a single country other than the United States, then the value of the index may be calculated and disseminated to the public at least once per business day in that country.

[14]

Underlying Indexes may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly. The Reconstitution Dates and Rebalance Dates for each Underlying Index will be made available on the Website and will also be disclosed in the Prospectus for each such Self-Indexing Fund.

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Personnel will not disclose any information concerning the identity of Underlying Index Constituents that have been added to, or deleted from, each Underlying Index, or the weightings of such Underlying Index Constituents, to the Adviser, any Sub-Adviser, the Self Indexing Funds or any other affiliated entities (except other Index Personnel) before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, the Calculation Agent may disclose such information solely to the Index Personnel in order to permit such persons to monitor the results produced by the Calculation Agent for compliance with the Rules-Based Process. The Calculation Agent will be expressly prohibited from providing this information to employees of the Adviser or any Sub-Adviser or their affiliates (except Index Personnel) before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent). The Index Personnel (i) will not have any responsibility for the management of the Self Indexing Funds or any Affiliated Account, (ii) will be expressly prohibited from sharing this information with those employees of the Adviser or those of any Sub-Adviser, that have responsibility for the management of the Self Indexing Funds or any Affiliated Account until such information is publicly announced, and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties.

The new Underlying Index Constituents and their approximate new weightings will be announced at least two (2) days prior to a Reconstitution Date or a Rebalance Date, and then again, with definitive weights, after the close on each Reconstitution Date or Rebalance Date before the opening on the next day to the general public and the Adviser and any Sub-Adviser (on behalf of the Self Indexing Funds and any Affiliated Accounts). Again, except as

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specifically noted herein, neither the Adviser, any Sub-Adviser nor any other person, whether affiliated or unaffiliated (except Index Personnel), would be provided with the Underlying Index weightings and composition until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent).

Underlying Index Constituents may be added to and/or deleted from any Underlying Index on a day other than the Reconstitution Date if there is a change to the Rules-Based Process that results in such new constituents being added to such Underlying Index. Changes to the Rules-Based Process resulting in the addition and/or deletion of Underlying Index Constituents to any Underlying Index on a day other than the Reconstitution Date should occur only infrequently, if at all. In addition, Underlying Index Constituents may be added to and/or deleted from an Underlying Index on a day other than the Reconstitution Date as a result of the occurrence of “corporate actions” as set forth in the Rule Books. These additions and/or deletions will be executed by the Calculation Agent as soon as possible after the corporate action is announced. Except as described above, new Underlying Index Constituents will not be added to any Underlying Index other than on a Reconstitution Date.

As is the case with other index ETFs, each Self Indexing Fund will make changes to its portfolio holdings in response to certain announced changes in its Underlying Index when the Adviser or Sub-Adviser believes it is in the best interest of the Self Indexing Fund to do so. Changes to a Self Indexing Fund’s portfolio holdings could be made (i) immediately or shortly after a change to its Underlying Index Constituents or Rules-Based Process is announced, (ii) on or about the date the announced change to such Underlying Index Constituents or Rules-Based Process is actually implemented by the Calculation Agent, or (iii) any time thereafter. In determining whether and when to implement a change to a Self Indexing Fund’s portfolio

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holdings, the Adviser or Sub-Adviser would consider brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Self Indexing Fund’s tracking error against its Underlying Index.

G.	TRANSPARENCY OF UNDERLYING INDEXES

The Index Provider will describe the basic concept of each Underlying Index and disclose the relevant Rule Books laying out the Rules-Based Process on the Website. As discussed above, changes to the Rules-Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Provider has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect. Applicants note that the identity and Underlying Index weightings of the securities that meet the criteria of the Rules-Based Process will be readily ascertainable by anyone, since the Rules-Based Process, including the selection criteria, will be freely available. Index Personnel will not provide any employee or director of the Adviser or Adviser Affiliate or of any Affiliated Person who is an Index Provider (except other Index Personnel), any Sub-Adviser, Affiliated Account or the Self Indexing Funds with notice of changes to the Rules-Based Process prior to making such information publicly available.15

The Website also may include information designed to educate investors. The Calculation Agent may make available to the Index Provider information on the Underlying

[15]

However, in accordance with the Firewall policies and procedures, the Index Personnel may make such information available to very senior management or other personnel of the Adviser or its affiliates or an Affiliated Person who is an Index Provider who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Adviser, its affiliates or an Affiliated Person, as the case may be. The Adviser, its affiliates and any Affiliated Person who is an Index Provider, as the case may be, will adopt policies and procedures forbidding its personnel, including senior management, who receive information about changes to the Rule-Based Process from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Rules-Based Process or the Underlying Indexes.

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Indexes that the Index Provider may make available to the general public on the Website. Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Underlying Index Constituents of each Underlying Index and their respective weightings in each Underlying Index as of the close of the prior Business Day, the portfolio holdings held by each Self Indexing Fund and their respective weightings, and each Self Indexing Fund’s per share NAV, and the market closing price or the Bid/Ask Price and a calculation of the premium or discount of the market closing price or Bid/Ask Price against the NAV, all as of the prior Business Day. The components and weightings of the Underlying Indexes, as well as the portfolio holdings of each Self Indexing Fund, are also expected to be available through unaffiliated third-party data vendors.

Changes to the Underlying Index Constituents made by the Index Provider and/or the Calculation Agent will be disclosed by such party and published on the Website. Any such announcements and Website disclosures to the public will be made in such a manner that none of the employees of the Adviser, an Adviser Affiliate, any Affiliated Person who is an Index Provider (outside of the Index Personnel), any Sub-Adviser or any Self Indexing Fund is notified of actions prior to the general investing public, except as described herein.

Applicants believe that each Underlying Index will maintain transparency. All components, weightings, additions and deletions from the Underlying Indexes will not only be publicly available, but will be publicly announced prior to any changes being made. As stated above, Applicants believe that this level of disclosure is similar to that of other Underlying

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Indexes currently used by ETFs. The Adviser, if it is the Index Provider, or any Affiliated Person who is an Index Provider will have adopted policies and procedures prohibiting employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the administration of the Underlying Indexes. Also, the Adviser, if it is the Index Provider, or any Affiliated Person who is an Index Provider, as the case may be, will adopt policies and procedures including Firewalls, that prohibit and are designed to prevent anyone, including Index Personnel, from disseminating or using non-public information about pending changes to the Underlying Index Constituents or the Rules-Based Process, except as described herein. These policies will specifically prohibit the Index Personnel from sharing any non-public information about the Underlying Indexes with any personnel of the Adviser or Sub-Adviser responsible for management of the Self Indexing Funds and/or any Affiliated Account. The Adviser and any Sub-Adviser also will adopt policies that prohibit personnel responsible for the management of the Self Indexing Funds and/or any Affiliated Account from sharing any non-public information about the management of the Self Indexing Funds and any Affiliated Account with the Index Personnel. The Adviser has, and any Sub-Adviser will have, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.

In addition, the Index Provider will retain an unaffiliated third-party Calculation Agent to calculate and maintain the Underlying Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Underlying Indexes to anyone, and expressly not to the personnel of the Adviser or any Sub-Adviser responsible for the management of the Self Indexing Funds or any Affiliated Account. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Underlying Indexes to the Adviser, any Sub-Adviser, any Affiliated Person who is an Index Provider and the public at the same time, except as otherwise described herein.

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The Index Personnel will be employees of the Adviser and/or an Adviser Affiliate, if the Adviser is the Index Provider, or employees of an Affiliated Person who is an Index Provider or its affiliate. The Calculation Agent will not be affiliated with the Adviser, Adviser Affiliate, any Sub-Adviser or any Affiliated Person who is an Index Provider. The Index Personnel responsible for creating and monitoring the Underlying Indexes and the personnel of the Calculation Agent responsible for calculating and maintaining the Underlying Indexes will be employees of separate organizations and will be located in physically separate offices.

The portfolio managers responsible for day-to-day portfolio management of the Self Indexing Funds and Affiliated Accounts will be employees of the Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self Indexing Funds and Affiliated Accounts also will be employees of the Adviser. The Index Personnel and the personnel responsible for the management of the Self Indexing Funds and/or any Affiliated Account will either be employees of separate entities or will be employees of the same entity and, and in either case, be located in offices on separate floors of the same building or in separate buildings. The Adviser will adopt procedures and implement processes that are designed to prevent Index Personnel from having access to non-public information about management of the Self Indexing Funds and/or any Affiliated Account (such access could be electronic (e.g., by computer) or physical (e.g., paper) or otherwise). Similarly, the Adviser, if it is the Index Provider, or an Affiliated Person who is an Index Provider, as the case may be, will adopt procedures and implement processes that are designed to prevent the personnel of the Adviser or any Sub-Adviser (other than Index Personnel) from

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having access to the information related to the Underlying Indexes and Rule-Based Process before such information is made public (such access could be electronic (e.g., by computer) or physical (e.g., paper) or otherwise). The personnel of the Adviser or any Sub-Adviser (other than Index Personnel) also will not have access to the computer systems used by the Calculation Agent.

All Index Personnel who are employees of the Adviser or any Adviser Affiliate, Sub-Adviser or any Sub-Adviser Affiliate will be “Access Persons” under the Adviser’s Code of Ethics (within the meaning of Rule 17j-1 of the Act). The Adviser will have policies which will (i) require any personnel responsible for the management of a Self Indexing Fund and/or any Affiliated Account to pre-clear all personal securities transaction with a designated employee within the Legal or Compliance teams of the Adviser; (ii) require all Index Personnel who are employees of the Adviser and/or Adviser Affiliate to pre-clear all personal securities transactions within the Legal or Compliance teams of the Adviser; and (iii) require reporting of personal securities transactions to a designated employee within the Legal or Compliance teams of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Furthermore, the Adviser, if it is the Index Provider, or any Affiliated Person who is an Index Provider, as the case may be, will adopt policies and procedures which impose a restricted list and blackout period requirements16 on all Index Personnel. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the Trust with the certification required by Rule 17j-1 under the Act.

[16]

The Adviser, if it is the Index Provider, or any Affiliated Person who is an Index Provider, as the case may be, will adopt “Restricted List” and “Blackout Period” procedures and requirements. In summary, no Index Personnel will be permitted to trade in any security on the Restricted List during the Blackout Period, as defined below. The “Restricted List” will include any security that is an Underlying Index Constituent of any Underlying Index upon which a Self Indexing Fund or Affiliated Account is based. The “Blackout Period” is a time period that extends five business days—from the close of trading a full 24 hours before the Self Indexing Fund or Affiliated Account or portfolio manager for such Self Indexing Fund or Affiliated Account receives its rebalance or reconstitution information from the Index Provider until three trading days after such Self Indexing Fund or Affiliated Account or portfolio manager receives its rebalance or reconstitution information from the Index Provider. For example, if a Self Indexing Fund or Affiliated Account or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

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H.	THE SELF-INDEXING FUNDS DO NOT RAISE CONCERNS

1.	Portfolio Transparency, “Front Running” and “Free Riding.”

As discussed throughout this Application, Applicants believe that the information about each Self Indexing Fund’s portfolio holdings, the composition of its Underlying Index and the disclosure about the Rules-Based Process will be both public and as extensive as that information now provided by other ETFs currently listed and traded. In addition, the current values of the Fund Deposit, on a per Share basis, and each Underlying Index will be disseminated in accordance with the rules of the Exchange. Further, the identity of Deposit Securities, and Fund Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided under the Prior Order, except as described in this Application.

Applicants believe that the disclosure of Self Indexing Fund portfolio holdings would be unlikely to lead to “front running” (where other persons would trade ahead of the Self Indexing Fund and the investors assembling the Deposit Securities for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Self Indexing Fund portfolio holdings would not lead to “free riding” (where other persons mirror the Self Indexing Fund’s investment strategies without paying the Self Indexing Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

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2.	Arbitrage Mechanism.

Applicants assert that the arbitrage opportunities offered by the Self Indexing Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Transparency of ETF investment operations has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

Applicants have every reason to believe that the design, structure and transparency of the Deposit Securities and Fund Securities of the Self Indexing Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Self Indexing Fund’s structure, Applicants submit that the secondary market prices for Shares of such Self Indexing Funds should trade at prices close to NAV and should reflect the value of each Self Indexing Fund’s portfolio.

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3.	Potential Conflicts of Interest Similar to Those Involved in Prior Approvals

In the Van Eck Order, IndexIQ Order and WisdomTree Order, the Commission considered the potential conflicts presented by an affiliated person of an investment adviser to an index management investment company (organized as an ETF) acting as an index provider to the investment company.17 Applicants believe the potential conflicts of interest presented and addressed in the Van Eck Order, IndexIQ Order and WisdomTree Order are substantially identical to the potential conflicts created by the operation of the Self Indexing Funds and the Underlying Indexes. Applicants therefore do not believe their request for Relief presents any novel legal issues that the Commission has not already considered.

Applicants have or will adopt policies and procedures designed to address potential conflicts substantially similar to those as adopted by WisdomTree and its affiliates (as set forth in the WisdomTree Order). The Adviser will adopt policies prohibiting its employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in the rendering of services to the Self Indexing Funds and/or Affiliated Accounts. Similarly, the Adviser, if it is the Index Provider, or any Affiliated Person who is an Index Provider will adopt policies, including Firewalls, that prohibit Index Personnel from disseminating or using non-public information about pending changes to Underlying Index Constituents or the Rules-Based Process except in connection with the performance of their respective duties. These policies will specifically prohibit Index Personnel from sharing any non-public information about the Underlying Indexes with personnel of the Adviser or Sub-Adviser

[17]	See footnotes 4-6, supra.

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responsible for management of the Self-Indexing Funds and/or any Affiliated Accounts, except as described herein. The Adviser will adopt policies that prohibit personnel responsible for the management of the Self-Indexing Funds and/or any Affiliated Accounts from sharing any non-public information about the management of the Self-Indexing Funds and Affiliated Accounts with the Index Personnel and personnel of the Calculation Agent. Any Sub-Adviser will be instructed to not discuss and will have adopted, policies and procedures that prohibit the Sub-Adviser from disclosing non-public information about portfolio management of the Self-Indexing Funds and Affiliated Accounts with Index Personnel and personnel of the Calculation Agent.

Further, the Index Provider will retain an unaffiliated third party Calculation Agent to calculate and maintain the Underlying Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Underlying Indexes to anyone, and specifically not to the personnel of the Adviser or Sub-Adviser responsible for the management of the Self-Indexing Funds or Affiliated Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Underlying Indexes to the Adviser or any Sub-Adviser, on behalf of the Self-Indexing Funds and Affiliated Accounts, as applicable, any Affiliated Person who is an Index Provider, and the public at the same time, except as otherwise described herein. The Index Personnel and the personnel of the Calculation Agent will be employees of separate organizations and will be located in physically separate offices. Similarly, the personnel of the Adviser and those of any Sub-Adviser responsible for day to day portfolio management of the Self Indexing Funds and/or any Affiliated Account and the personnel of the Calculation Agent will be employees of separate organizations and will be located in physically separate offices. Also, as discussed above, the Adviser, if it is the Index

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Provider, or any Affiliated Person who is an Index Provider, as the case may be, will adopt policies and procedures that impose Restricted List and Blackout Period requirements on all Index Personnel. The Adviser also will adopt policies and procedures which require any personnel responsible for the management of a Self-Indexing Fund and any Affiliated Account to pre-clear all personal securities transaction with a designated employee within the Legal or Compliance teams of the Adviser and report personal securities transactions to a designated employee within the Legal or Compliance teams of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted the policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provide the Trust with the certification required by Rule 17j-1 under the Act.

I.	INVESTORS USES AND BENEFITS OF PRODUCTS

Applicants believe that the Trust and its Self Indexing Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradeability, availability, certainty of purchase price and tax efficiencies. The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Underlying Index Constituents of the relevant Underlying Index, the portfolio holdings of each Self-Indexing Fund, and Deposit/Fund Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisors and broker dealers, among others, and will enhance general market knowledge about the Self-Indexing Fund’s holdings as well as the performance of its Adviser and any Sub-Adviser.

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Applicants have made every effort to structure the Self-Indexing Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will have information readily available as to how changes in each Underlying Index are determined and information with respect to all changes made to each Underlying Index will be available to all investors at the same time. Given that each Self-Indexing Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor Sub-Adviser will have latitude to change or specify certain Deposit or Fund Securities to favor an affiliate.

III.	IN SUPPORT OF THE APPLICATION

The Self Indexing Funds, except as otherwise noted herein, will operate in a manner identical to the operation of the Funds. The requested relief would amend the Prior Order to apply to the Self Indexing Funds. The Self Indexing Funds will comply with the terms and conditions of the Prior Order, except as described in this Application.

Based on the policies and procedures to be adopted by the Applicants to guard against conflicts of interest described in this Application, Applicants believe: (i) with respect to the relief requested pursuant to Section 6(c) of the Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policies of each Self Indexing Fund; and that the proposed

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transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested pursuant to Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

IV.	PURCHASES AND REDEMPTIONS OF CREATION UNITS

Applicants also seek to amend the discussion of purchases and redemptions of creation units in the Prior Application by:

(i) replacing the discussion in paragraphs 1-9 under Section IV.C with the following:

C.	Purchases and Sales of Creation Units.

Each Fund will sell Shares to investors in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. For Funds utilizing an in-kind purchase process, Shares will be purchased in Creation Units in exchange for the deposit, by the purchaser, of a particular portfolio of specified instruments, i.e., Deposit Securities, designated by the Adviser, together with the deposit or refund of a specified cash payment, as determined under the procedures described below, as the case may be (any such cash, collectively with the Deposit Securities, a “Fund Deposit”). Each Fund will sell and redeem Creation Units on each day that a Fund is open, which includes any day that the Fund is required to be open under Section 22(e) of the 1940 Act (“Business Day”). The Funds may also be open on days not required under Section 22(e) of the 1940 Act, including days that the Exchange is closed. The NAV of each Fund will normally be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern

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time) on each Business Day.18 The NAV of each Fixed Income Fund and non-U.S. Equity Fund may be determined prior to 4:00 p.m. Eastern time on each Business Day. Information regarding the determination of a Fund’s NAV will be disclosed in its Prospectus and SAI.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of Deposit Securities, and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Fund Securities”).19 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Securities and the names and quantities of the instruments that constitute the Fund Securities will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Securities and the Fund Securities will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions)20, except:

[18]	Applicants note that each Fund will have in place procedures that provide for the fair valuation of Portfolio Securities in calculating NAV.
[19]

The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[20]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

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(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;21 or

(c) TBA Transactions, derivatives and other positions that cannot be transferred in kind22 will be excluded from the Deposit Securities and the Fund Securities.23

(d) to the extent the Fund determines, on a given Business Day, to use representative sampling of Fund’s portfolio24; or

(e) for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Securities or Fund Securities exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Component”). A difference may occur where the market value of the Deposit Securities or Fund Securities, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

[21]	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.
[22]	This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.
[23]	Because these instruments will be excluded from the Deposit Securities and the Fund Securities, their value will be reflected in the determination of the Cash Component.
[24]

A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’s portfolio; (ii) consists entirely of instruments that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

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Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a) to the extent there is a Cash Component, as described above;

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;25

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Securities or Fund Securities, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of

[25]

In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

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International Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Securities or Fund Securities, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of an International Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.26

Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Securities and the Fund Securities, as well as the estimated Cash Component (if any), for that day.27 The list of Deposit Securities and Fund Securities will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

In order to defray the transaction expenses, including brokerage costs, that will be incurred by a Fund when investors purchase or redeem Creation Units, and

[26]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).
[27]	If the Fund is Rebalancing, it may need to announce two estimated Cash Components for that day, one for deposits and one for redemptions.

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other expenses, such as custody fees, stamp taxes and the like, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) to be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities. The exact amounts of such Transaction Fees will be determined separately for each Fund. The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units.

Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Creation Units will be in aggregations of at least 25,000 Shares. Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order that permits investment companies to invest in a Fund beyond those limitations.

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(ii) deleting the last two sentences of the first paragraph under Section IV.E of the Prior Application;

(iii) deleting the second paragraph under Section IV.E of the Prior Application;

(iv) deleting all references to “All-Cash Payment” in the Prior Application, including;

(a) deleting “or All-Cash Payment, as applicable,” where it appears in the first and second sentences under Section IV.C.1 of the Prior Application;

(b) deleting “or All-Cash Payment, as applicable,” in the fourth sentence under Section IV.C.3 of the Prior Application;

(c) replacing “or All-Cash Payment, as applicable,” in the fifth sentence under Section IV.C.3 of the Prior Application with “(or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount)”;

(v) replacing the defined term “Cash Redemption Amount” with the term “Cash Component” in the Prior Application (except that on page 29 of the Prior Application, “cash” is replacing the term “Cash Component” the first time it appears and “applicable cash” is replacing “Cash Component” the second time it appears);

(vi) deleting “(or the cash value thereof)” in the carryover paragraph at the bottom of page 22 of the Prior Application;

(vii) deleting the last sentence of the first paragraph on page 27 of the Prior Application;

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(viii) deleting, in the carryover paragraph at the bottom of page 27 of the Prior Application, the last sentence that carries over to page 28 and the first full sentence on page 28 of the Prior Application;

(ix) deleting the phrase “with any appropriate adjustments as determined by the Funds” on page 29 of the Prior Application; and

(x) deleting footnotes 14, 16 and 17 of the Prior Application.

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order.

VI.	REQUEST FOR ORDER

Applicants respectfully request that the Commission grant an Order amending the Prior Order.

VII.	AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant.

The items required by Rule 0-2(c)(l) under the Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit B.

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The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Respectfully submitted,

FlexShares Trust

By:	/s/ Peter K. Ewing
Peter K. Ewing
Vice President
FlexShares Trust

Date: October 9, 2012

Northern Trust Investments, Inc.

By:	/s/ Peter K. Ewing
Peter K. Ewing
Senior Vice President
Northern Trust Investments, Inc.

Date: October 9, 2012

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks
President
Foreside Fund Services, LLC

Date: October 9, 2012

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EXHIBIT INDEX

A.	Authorizations required pursuant to Rule 0-2(c)(l).

1.	FlexShares Trust

2.	Northern Trust Investments, Inc.

3.	Foreside Fund Services, LLC

B.	Verifications required pursuant to Rule 0-2(d).

1.	FlexShares Trust

2.	Northern Trust Investments, Inc.

3.	Foreside Fund Services, LLC

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EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(l)

FLEXSHARES TRUST

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of FlexShares Trust, and further certify that set forth below is a true and complete copy of resolutions with respect to the preparation and filing of an application for an order of exemption with the Securities and Exchange Commission, duly adopted by the Board of Trustees of FlexShares Trust at a meeting held on September 15, 2011, and that those resolutions have not been amended or revoked, and remain in full force and effect on the date hereof:

RESOLVED, that the officers of FlexShares Trust (the “Trust”) be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name: (1) to prepare, execute and cause to be filed with the SEC an application (the “Application”) to amend an order of exemption under: (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act to create and operate series of the Trust that offer exchange-traded shares to permit the use of underlying indexes provided by an affiliated index provider; and (2) to prepare, execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolution.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Peter K. Ewing, the Vice President of FlexShares Trust.

IN WITNESS WHEREOF, I have hereunto set my name as of the 9th day of October, 2012.

/s/ Craig R. Carberry
Craig R. Carberry
Secretary
FlexShares Trust

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EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN TRUST INVESTMENTS, INC.

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Northern Trust Investments, Inc., an Illinois Bank; and that in accordance with Rule 0-2(c) under the Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Northern Trust Investments, Inc. Peter K. Ewing is authorized to sign and file this document on behalf of Northern Trust Investments, Inc., pursuant to the general authority vested in him as Senior Vice President.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Peter K. Ewing, a duly elected and qualified Senior Vice President of Northern Trust Investments, Inc.

IN WITNESS WHEREOF, I have hereunto set my name as of the 9th day of October, 2012.

/s/ Craig R. Carberry
Craig R. Carberry
Secretary
Northern Trust Investments, Inc.

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EXHIBIT A-3

AUTHORIZATION

RULE 0-2(c)(l)

FORESIDE FUND SERVICES, LLC

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Assistant Secretary of Foreside Fund Services, LLC; and that in accordance with Rule 0-2(c) under the Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Foreside Fund Services, LLC. Mark Fairbanks is authorized to sign and file this document on behalf of Foreside Fund Services, LLC, pursuant to the general authority vested in him as President of Foreside Fund Services, LLC.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Mark Fairbanks, the President of Foreside Fund Services, LLC.

IN WITNESS WHEREOF, I have hereunto set my name as of the 9th day of October, 2012.

/s/ Nishant Bhatnagar
Nishant Bhatnagar
Assistant Secretary
Foreside Fund Services, LLC

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EXHIBIT B-1

VERIFICATION

RULE 0-2(d)

FLEXSHARES TRUST

VERIFICATION

The undersigned states that that he has duly executed the attached Application dated October 9, 2012 for and on behalf of FlexShares Trust thereof; that he is the Vice President of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Peter K. Ewing
Peter K. Ewing
Vice President
FlexShares Trust

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EXHIBIT B-2

VERIFICATION

RULE 0-2(d)

NORTHERN TRUST INVESTMENTS, INC.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 9, 2012 for and on behalf of Northern Trust Investments, Inc.; that he is Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Peter K. Ewing
Peter K. Ewing
Senior Vice President
Northern Trust Investments, Inc.

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EXHIBIT B-3

VERIFICATION

RULE 0-2(d)

FORESIDE FUND SERVICES, LLC

VERIFICATION

The undersigned states that that he has duly executed the attached Application dated October 9, 2012 for and on behalf of Foreside Fund Services, LLC thereof; that he is the President of such Company; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark Fairbanks
Mark Fairbanks
President
Foreside Fund Services, LLC

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